SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                             MATTMAR MINERALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    577164106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Moyo Partners, LLC
                               c/o Arnold P. Kling
                          712 Fifth Avenue, 11th Floor
                            New York, New York 10019
                               Tel: (212) 755-8777
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 9, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 577164106                                            Page 2 of 7 Pages


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification
         Nos. Of Above Persons                       Moyo Partners, LLC

--------------------------------------------------------------------------------
(2)      Check the appropriate Box                            (a)
         if a Member of a Group                               (b)

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds
                                                                     OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal                                  [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of                                      New York
         Organization
--------------------------------------------------------------------------------

Number of Shares                (7)   Sole Voting Power              1,933,333
Beneficially Owned Each
Reporting Person With
                                ------------------------------------------------

                                (8)   Shared Voting                          0
                                ------------------------------------------------

                                (9)   Sole Dispositive               1,933,333
                                ------------------------------------------------

                                (10)  Shared Dispositive Power               0

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                              1,933,333

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                               14.5%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person
                                                                            OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 577164106                                            Page 3 of 7 Pages


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification
         Nos. Of Above Persons                             Arnold P. Kling

--------------------------------------------------------------------------------
(2)      Check the appropriate Box                           (a)
         if a Member of a Group                              (b)

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds
                                                                   OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal                               [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of                              United States
         Organization
--------------------------------------------------------------------------------

Number of Shares                (7)   Sole Voting Power               1,933,333
Beneficially Owned Each
Reporting Person With
                                ------------------------------------------------

                                (8)   Shared Voting                   0
                                ------------------------------------------------

                                (9)   Sole Dispositive                1,933,333
                                ------------------------------------------------

                                (10)  Shared Dispositive Power        0

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                               1,933,333

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                          [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                          14.5%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person
                                                                      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 577164106                                            Page 4 of 7 Pages



Item 1.  SECURITY AND ISSUER.

Name of Issuer:  Mattmar Minerals, Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                                47 School Avenue
                                Chatham, NJ 07928

Security:  Company common stock, par value $.001 per share ("Shares")


Item 2.  Identity and Background.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Moyo Partners, LLC, a New York limited liability company ("Moyo") and Arnold P. Kling, a United States citizen ("Mr. Kling") (together Moyo and Mr. Kling are the "Reporting Persons").

         Moyo principal business is financial consulting and investing in companies. The Managing Member of Moyo is Mr. Kling and, as such, Mr. Kling may be deemed to indirectly beneficially own the Shares beneficially owned by Moyo. The business address of each of the Reporting Persons is as follows: 712 Fifth Avenue, 11th Floor, New York, New York 10019.

         During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 577164106                                            Page 5 of 7 Pages



Item 3.  Source and Amount of Funds or Other Consideration.

         Moyo acquired the Shares using its working capital to fund the purchase.


Item 4.  Purpose of the Transaction.

         The Shares were acquired and are held by Moyo for the purpose of investment.

         Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons are deemed to beneficially own all 1,933,333 Shares, representing 14.5% of the outstanding Shares. This percentage is based upon the Company's statement as to the number of outstanding shares of Common Stock (13,333,333) as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 14, 2008.

         (b) Mr. Kling, as Moyo's Managing Member, has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 1,933,333 Shares.

         (c) A complete description of the transaction pursuant to which the Reporting Persons acquired beneficial ownership of the Shares is provided in the current report on Form 8-K filed by the Company on May 14, 2008, and is incorporated herein by reference.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 577164106                                            Page 6 of 7 Pages


         (d) Mr. Kling, as Moyo's Managing Member, has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         A copy of the Stock Purchase Agreement has been filed as an exhibit to the Current Report on Form 8-K, as amended, filed by the Company on May 14, 2008 and is incorporated herein by reference.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                       13D
CUSIP NO. 577164106                                            Page 7 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 14, 2008


                                             Moyo Partners, LLC


                                             By:  /s/ Arnold P. Kling
                                                  ----------------------
                                                  Arnold P. Kling
                                                  Managing Member


                                            /s/ Arnold P. Kling
                                            ----------------------------
                                             Arnold P. Kling